(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Center Financial Corporation
Full Name of Registrant

Former Name if Applicable

3435 Wilshire Boulevard, Suite 700
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Quarterly Report on Form 10-Q (the “Form 10-Q”) of Center Financial Corporation (the “Company”) for the Company’s fiscal quarter ended June 30, 2005, could not be filed within the prescribed time period because of the need for the new independent auditor to review the workpapers of the former independent auditor, as well as the Company’s ongoing internal review of the accounting for certain interest rate swaps, which was previously announced.

The Company currently expects that its Form 10-Q for the fiscal quarter ended June 30, 2005 will be filed within five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patrick Hartman	213	401-2311
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the Company’s reliance on the shortcut method rather than documented effectiveness testing, as justification of its hedge accounting from inception of the swaps through Q304, use of hedge accounting was inappropriate and not compliant with GAAP.

We have reviewed the swap transactions and market valuations during each quarter between inception and Q304 and estimate the following results: (Dollars in thousands.) (unaudited)

	Pre Tax			After Tax
	Pre Tax Swap Mark to Market	Pre Tax Income	% of Pre Tax Income	After Tax Swap Mark to Market	Net Income	% of Net Income
Q401	(192)	2,931	(6.6%)	(111)	1,757	(6.3%)

2001	(192)	12,106	(1.6%)	(111)	7,760	(1.4%)

Q102	450	3,473	13.0%	261	2,141	12.2%
Q202	233	3,130	7.4%	135	1,914	7.0%
Q302	1,290	4,490	28.7%	747	2,807	26.6%
Q402	(236)	3,713	(6.3%)	(137)	2,484	(5.5%)

2002	1,736	14,806	11.7%	1,006	9,347	10.8%

Q103	1,080	4,007	26.9%	626	2,525	24.8%
Q203	48	4,894	1.0%	28	3,078	0.9%
Q303	382	4,671	8.2%	222	3,005	7.4%
Q403	(1,133)	4,777	(23.7%)	(657)	3,043	(21.6%)

2003	376	18,348	2.1%	218	11,652	1.9%

Q104	534	5,418	9.9%	309	3,347	9.2%
Q204	(1,986)	5,241	(37.9%)	(1,151)	3,199	(36.0%)
Q304	249	6,654	3.7%	144	4,103	3.5%
Q404	0	6,662	n/a	0	4,365	n/a

2004	(1,204)	23,975	(5.0%)	(698)	15,014	(4.6%)

Restatement of the Company’s financial statements may result in some reclassifications of amounts on the Statements of Condition. Before restatement, applying hedge accounting, changes in the market value of the swap contracts were included in Accumulated Other Comprehensive Income (Loss), Net of Tax. The restated financial statements, without hedge accounting, include these amounts in the Statements of Operations and Statements of Cash Flows.

CENTER FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Patrick Hartman
Patrick Hartman, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).